Exhibit 21.1

Principal Subsidiaries of the Registrant

Subsidiary	Place of Incorporation

HongKong Walnut Street Limited	Hong Kong

Hangzhou Weimi Network Technology Co., Ltd.	PRC

Walnut Street (Shanghai) Information Technology Co., Ltd. (formerly known as Shanghai Pinduoduo Network Technology Co., Ltd.)	PRC

Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation

Hangzhou Aimi Network Technology Co., Ltd.	PRC

Subsidiary of Consolidated Variable Interest Entity	Place of Incorporation

Shanghai Xunmeng Information Technology Co., Ltd.	PRC